ABN·AMRO

CONFIDENTIAL

Top Ships Inc.
1, Vas. Sofias & Meg. Alexandrou Str.
GR-151 24, Maroussi, Greece
Attn. Mr. Alexandros Tsirikos
Tel: +30 210 8128180

Date	October 2014
Our Ref	Top Ships 072014
Subject	Financing of x2 MR product tankers

Rotterdam, October 16th 2014

Dear Sir,

We write with regard to our recent discussions, and are pleased to confirm that ABN AMRO Bank N.V. is prepared to proceed with the post-delivery financing of two (2) newbuilding DWT39,000 product tankers for Top Ships Inc. The offer made in this offer letter and the provisions of the intended credit facility remain subject to the following terms and conditions, the agreement and the execution of the appropriate legal documentation to be in form and substance satisfactory to the Lender, as well as all conditions precedent being met. You may not disclose the contents of this letter without the prior written consent of ABN AMRO.

Senior Secured Credit Facility of Maximum USD 42,000,000
(United States Dollars Fourty Two Million)

Facility Purpose : To provide post-delivery finance for the acquisition of two (2) newbuilding MR product tankers (each a "Vessel" and collectively the "Vessels"), as shown in the table below:

Vessel	Type	DWT	Delivery	Shipyard
Hull S418 *TBN 'Ecofleet'*	MR	39,000	Aug-15	Hyundai Mipo Vinashin
Hull S419 *TBN 'Eco Revolution'*	MR	39,000	Jan-16	Hyundai Mipo Vinashin

Facility Type : Senior secured term loan (the "Facility") evidenced by a loan agreement (the "Facility Agreement") and other legal and commercial documents (the "Facility Documents").

Facility Amount : The Facility shall be split in two tranches (each financing one Vessel), each of maximum US$ 21,000,000 (say United States Dollars Twenty One Million) but not more than 65% of the fair market value of the respective Vessel, at the time of delivery.

The acquisition cost of each Vessel shall be US$ 31,300,000. The fair market value shall be determined as the arithmetic average of the charter-free valuations of two independent sale & purchase brokers selected from a pre-approved list acceptable to the Agent.

Borrowers	:	Jointly and severally, two (2) single purpose ship-owning companies, each owner of a Vessel, incorporated in a jurisdiction acceptable to the Agent. The Borrowers shall be 100% owned and controlled by the Corporate Guarantor.
Corporate Guarantor	:	Top Ships Inc., a holding company incorporated under the laws of the Marshall Islands and listed on NASDAQ. The Corporate Guarantor will unconditionally and irrevocably guarantee the obligations of the Borrowers under the Facility Agreement.
Charterer	:	BP Shipping Limited.
Time Charters	:	Upon delivery, each Vessel will commence a time charter with the Charterer at a gross daily rate of US$15,200 for a period of three (3) years, plus one (1) year option at US$16,000 plus one (1) year option at US$16,750.
Managers	:	The technical and commercial management of the Vessels shall be carried out by Central Mare Inc. and Central Shipping Monaco SAM respectively, or any other company acceptable to the Agent.
Arranger/ Lender/ Underwritter	:	ABN AMRO Bank N.V. ("ABN AMRO"). ABN AMRO reserves the right to syndicate out part of the Facility to one or more financial institutions, such institutions to be selected in consultation with the Borrowers.
Agent	:	ABN AMRO.
Swap Bank	:	ABN AMRO, or any other financial institution approved by the Lender.
Drawdown	:	In two (2) drawdowns one for each vessel, subject to the satisfaction of the Conditions Precedent.
Cancellation	:	The Facility will not be available for drawings after 28 February 2016.
Final Maturity	:	Six (6) years from the delivery of the Vessels but in any event no later than 28 February 2022, or earlier in accordance with the Facility Agreement.
Repayment	:	Each Vessel tranche shall be repaid in 24 quarterly instalments, of US$412,500 (instalments 1-12) and US$387,500 (instalments 13-24) and a balloon payment of US$11,400,000 payable together with the 24th instalment. The first instalment for each Vessel tranche will be due 3 months from Drawdown. Should the Facility not be drawn in full, all repayment instalments shall be reduced proportionately, and the undrawn part shall be cancelled.

The Agent reserves the right to synchronise the repayment of the tranches.

Voluntary Prepayment :	Prepayable in part without penalty, on any interest payment date, with a 15 days written notice to the Lender, in minimum amounts of US$ 250,000 or integral multiples thereof. Prepayments will be applied to the repayment schedule pro-rata. Any break funding costs associated with prepayment(s) shall be for account of the Borrowers. A prepayment fee of 200bps on the Facility Amount shall be applicable in case of a full refinancing within a period of 2 years.
Involuntary Prepayment :	The net proceeds from the (re)finance, sale, scrap or total loss of the Vessels shall be applied promptly on receipt towards full prepayment of the Facility. Further customary protective provisions shall apply such as illegality, and others.
Arrangement Fee :	1.25% flat of the maximum Facility Amount, payable to the Lender on signing of the Facility Agreement.
Commitment Fee :	1.0% per annum, payable quarterly in arrears over the committed but undrawn portion of the Facility starting from the date of signing this offer letter.
Interest :	Interest will be charged over the outstanding portion of the Facility, at the rate of the Margin over : 3, 6 or 9 month USD Libor or cost of funds (if Libor does not accurately reflect the Lender's funding costs). Interest will be calculated on the basis of the actual number of days elapsed in a year of 360 days, and shall be payable at the earlier of the end of an interest period and quarterly.
Margin :	3.75% per annum.
Hedging :	Any interest rate hedge instrument effectuated between the Borrowers and the Swap Bank to be secured pari passu with the other liabilities under the Facility Documents.
Security :	Usual and customary for a transaction of this type, including but not limited to : - First priority cross-collateralised mortgages over the Vessels in a jurisdiction acceptable to the Lender. - First priority assignment of the Vessels' insurances, including but not limited to Hull & Machinery, Protection & Indemnity, War Risks, MII and MII Additional Perils Pollution. Marine and War Risks shall be for a minimum of 120% of the outstanding Facility Amount. - The cost of MII and MII Additional Perils Pollution taken out by the Lender shall be for the account of the Borrowers. - First priority assignment of all earnings of the Vessels including but not limited to the Time Charters.

- First priority pledge over the Borrowers' shares.
- First priority assignment on the rights of the ISDA Agreement and any swaps thereunder.
- First priority pledges over the operating and retention accounts held with the Lender.
- Unconditional and irrevocable corporate guarantee from the Corporate Guarantor for the obligations of the Borrowers under the Facility Agreement.
- Manager's undertaking (including subordination).

Application of Earnings : All earnings of the Vessels shall be paid to the Lender for credit to the Vessel Operating Account of the Borrowers held with the Lender.

Said earnings to be applied as follows :

- First, towards payment of all sums other than principal or interest due under the Facility Agreement which may be owing to the Lender(s).
- Second, in or towards payment of one third of the next quarterly instalment and the relevant monthly proportion of accruing interest, which will be transferred to the pledged Retention Account each month.

Surplus earnings to be released to the Borrowers, provided no Event of Default has occurred.

Covenants : Usual and customary for a transaction of this type, including but not limited to :

- All capital stock of the Borrowers to be owned directly or indirectly by the Corporate Guarantor.
- The flag of the Vessels to be acceptable to the Lender.
- The Vessels to be classed with an IACS classification society, free of any recommendations.
- The technical and commercial management of the Vessels shall be performed by the Manager.
- Each Borrower to be a wholly owned subsidiary of the Corporate Guarantor.
- No shareholder loans.
- Restriction on asset acquisitions and disposals with respect to the Borrowers.
- The Corporate Guarantor's shares shall remain listed on the NASDAQ stock exchange.
- No change of control/ beneficial ownership of the Borrowers.
- Dividend payments, share repurchases and or other distributions of the Corporate Guarantor and the Borrowers shall be permissible provided that no Event of Default has occurred or would result upon giving effect to such payment distribution.

ABN·AMRO

- Satisfactory technical survey of the Vessels by surveyors appointed by the Agent at the expense of the Borrowers. This survey to take place at any time at the discretion of the Agent. The number of technical surveys for each Vessel shall be limited to one (1) per year.
- Restriction on additional indebtedness with respect to the Borrowers.
- Cross default with respect to the other obligations of the Borrowers and the Corporate Guarantor.
- No change of flag, classification society, intermediate or ultimate ownership and management of the Vessels without the prior written consent of the Lender, which may not be unreasonably withheld.
- The Borrowers will from the required date at all times during the security period comply with the International Management Code for the Safe Operation of Ships and for Pollution Prevention adopted by the International Maritime Organisation.
- The Vessels' operating and retention accounts to be held with the Lender.
- The Borrowers shall provide the Lender with annual accounts within 180 days of the year end and semi-annual management accounts within 90 days of the half-year end. Further relevant financial information shall be provided on demand.
- The Corporate Guarantor shall provide the Lender with its audited consolidated annual accounts within 180 days of the year end and semi-annual management accounts within 90 days of the half-year end. Further relevant financial information shall be provided on demand.
- Material Adverse Change of the Borrowers and the Corporate Guarantor.
- The Chairman and the CEO of the Corporate Guarantor to be Mr. Evangelos Pistiolis.
- Mr. Evangelos Pistiolis to own a minimum of 30% of the Corporate Guarantor.

Financial Covenants : Usual and customary for a transaction of this type, including:

Borrowers

- Asset Cover Ratio: The fair market value of the Vessels (charter-free basis) shall at all times be at least 130% of the amount outstanding under the Facility. The market value shall be determined as the arithmetic average of the charter-free valuations of two (2) independent sale & purchase brokers addressed to the Lender. Valuations obtained at the expense of the Borrowers shall be limited to two per year, unless an Event of Default has occurred and is continuing.
- Minimum Liquidity: An amount of US$ 500,000 to be held and pledged in the retention account of the Borrowers at all times.

Corporate Guarantor

- Leverage Ratio: The ratio of total indebtedness netted of any unencumbered cash balances to the aggregate charter-free FMV of the vessels owned by the Corporate Guarantor shall be no greater 75%.
- Minimum Liquidity: The Corporate Guarantor shall at all times maintain a minimum free liquidity of US$ 750,000 per delivered vessel owned by the Corporate Guarantor.

Conditions Precedent : Usual and customary for a transaction of this type, in form and substance to be satisfactory to the Lender, including but not limited to:

- Prior to Drawdown, satisfactory valuation of the Vessels by two (2) independent sale & purchase brokers (from a pre-approved list of brokers) addressed to the Agent at the expense of the Borrowers, not older than 15 days.
- Prior to Drawdown, a favorable opinion from the Agent's insurance consultants at the expense of the Borrowers confirming that the required insurances have been placed and are acceptable to the Agent, and that the underwriters are acceptable to the Agent.
- Execution of all securities in favour of the Lender.
- Letters of undertaking from the insurance brokers, inclusive confirmation notices of assignment, notices of cancellation and loss payable clause acceptable to the Lender.
- Favourable opinion from the Lender's insurance consultants at the expense of the Borrowers confirming that the required insurances have been successfully placed by acceptable underwriters.
- All fees to be paid-in.
- Legal opinions to be in place in form and substance acceptable to the Lender.
- Satisfactory conclusion of the Lender's client acceptance process.
- Corporate authorisations.
- Prior to Drawdown, the Borrowers and the Corporate Guarantor shall provide such other documents and evidence as the Agent shall require based on applicable laws and regulations and the Agent's own internal guidelines, relating to the Agent's verification of the identity and knowledge of its customers.
- The Time Charters to be in place in form and substance acceptable to the Agent.

Events of Default : Usual and customary for a transaction of this type, including but not limited to :

- Failure to pay any amounts due when required under the Facility Agreement.

- Breach of covenants.
- Breach of obligations under the finance documents.
- Default under any other credit agreement of the Borrowers and/or the Corporate Guarantor.
- Termination cancellation of the Time Charters.
- Cross default with respect to the other obligations of the Borrowers and the Corporate Guarantor.
- Bankruptcy, insolvency, etc. of the Borrowers and/or the Corporate Guarantor.
- Material Adverse Change of the Borrowers and/or the Corporate Guarantor.
- Any of the transaction documents ceases to be valid or enforceable, or is suspended, or cancelled or terminated.

Documentation	:	Usual and customary for a transaction for this type. The documentation will, amongst other things, include a provision requiring the Borrowers to reimburse the Lender for any increased costs, which are incurred as a result of regulatory changes, sanctions, and transferability.
Miscellaneous	:	The Facility Agreement will contain provisions relating to, among other things, default interest, market disruption, breakage costs, tax gross up and indemnities, increased costs (including Basel III), positive and negative pledge, security over Lender's rights, FATCA, set-off and administration.
Representations / Warranties	:	Usual and customary for a transaction for this type.
Taxation	:	Any payments under the Facility Agreement are to be made free and clear of all present and future taxes, levies, duties or deductions of any nature whatsoever, levied either now or at any future time.
Expenses	:	All costs incurred in connection with the establishment and maintenance of the Facility, the Facility Agreement and security documents, including legal fees and out of pocket expenses, will be for the account of the Borrowers.
Governing Law	:	The laws of England and the non-exclusive jurisdiction of the English court.

This offer letter will remain valid until the close of business, Rotterdam time on the 29th of October 2014. If you agree with the contents of this letter, we kindly request you return to us the copy, dated and duly signed.

Yours sincerely,

ABN·AMRO

For and on behalf of

....

ABN AMRO Bank N.V.

K H Tieleman   A C.A J. Biesbroeck.

For and on behalf of

....

The Borrower

ALEXANDROS TSIRIKOS

ATTORNEY-IN-FACT

For and on behalf of

....

The Corporate Guarantor

ALEXANDROS TSIRIKOS

DIRECTOR